SUB-ITEM 77D

Massachusetts Investors Trust changed its disclosure under Investment Objective from ...is to seek long-term growth of capital, with a secondary objective to seek reasonable current income to ...is to seek capital appreciation, and under Principal Investment Strategies from The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary
receipts  to  MFS  (Massachusetts   Financial  Services  Company,  the  funds
investment adviser) normally invests the funds assets primarily in equity securities, as described in Post-Effective Amendment No. 90 to the Registration Statement (File Nos. 2-11401 and 811-203), as filed with the Securities and Exchange Commission via EDGAR on February 28, 2007, under Rule 485 under the Securities Act of 1933. Such description is incorporated herein by reference.